Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following article was published on AgriInvestor.com on May 17, 2021.

Agri Investor: Benson Hill enters public market through $625m SPAC merger

May 17, 2021

By: Chris Janiec

Founder Matt Crisp says the plant-based protein supply chain has been the natural ‘proving ground’ for the company’s data and analytics platform, which can also support future food system trends.

Crop data and analytics provider Benson Hill has agreed to merge with Star Peak Corporation II, a special purpose acquisition company formed earlier this year by Evanston, Illinois-headquartered Magnetar Capital.

Its $625 million SPAC merger includes $403 million raised since Star Peak’s January IPO and a $225 million private investment in public equity offering from a group that included Lazard and BlackRock, among others.

Chief executive and founder Matt Crisp told Agri Investor that all of Benson Hill’s existing investors – which have included CDPQ, Bunge, Google, and S2G Ventures, among others – have elected to roll over their entire stakes into the entity that will trade on the New York Stock Exchange under the symbol BHIL. The deal is expected to close during the third quarter.

“This, in many respects – for us and probably for some other companies, that are undertaking the same process – is a financing event to fuel growth. It’s not being viewed as: ‘this is my exit opportunity’,” said Crisp soon after the deal was announced in early May. “The public markets are being viewed by the strategics as a way to participate in technology-driven trends.”

Benson Hill’s main offering is CropOS, a data and analytics platform that uses environmental model algorithms to enable phenotyping and breeding of seeds with specific productivity, nutrition, sustainability and taste attributes. Crisp said the SPAC merger will allow Benson Hill to accelerate existing commercialization efforts related to its ultra-high protein soybean varieties and advance other applications of the system.

Late last year, St Louis-headquartered Benson Hill raised $150 million in a Series D round that included investments by Wheatsheaf, Fall Line Capital, LDC Innovations and others.

Crisp said Benson Hill has been approached by numerous prospective partners this year. In addition to general interest in food and ag related technology, he said, investors have been particularly receptive to the company’s offerings as an opportunity to support technology with potential for impact throughout food supply chains.

“You have Beyond Meat on the market and a couple of these other plant-based food stories, really more with a [consumer packaged goods] slant to them, but what Benson Hill was bringing – and we got really positive feedback on – is a brand-agnostic investment opportunity in major food system trends,” he explained. “One of those leading trends, has been in the alternative protein category, of course.”

Crisp said Benson Hill will look to make investments in its supply chain that could include facilities, technology or partnerships related to processing its high-protein soybean varieties. He added that while creating seeds that help increase the sustainability of alternative proteins has been the natural focus and “proving ground” of the company’s CropOS data and analytics platform, it can also be used to support other food system goals.

“The next wave of food trends and investible opportunities that should be approaching public markets in the medium-to-long term would be the ‘food is health’ consumer movement. You are seeing companies pop up in the private markets now that are embracing, notionally, this genetic diversity,” he said.

“Similarly to plant-based protein, you are talking about, not a $10 billion or $14 billion market growing to a $140 billion market; you're talking about a multi-trillion dollar healthcare and food market. That is another wave of trend that, from a private markets perspective, I would be on the lookout for.”

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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